UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2024 (Report No. 3)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Results of Annual and Special General Meeting of Shareholders

On September 26, 2024, Wearable Devices Ltd. (the “Company”) convened its Annual and Special General Meeting of Shareholders (the “Meeting”).

At the Meeting, a quorum was present and the shareholders of the Company voted upon and approved, by the applicable required majority, Proposal Nos. 1 through 5 and Proposal Nos. 7 through 13, as were proposed and described in the Company’s Notice and Proxy Statement for the Meeting, which were included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 22, 2024 (the “Proxy Statement”). Following the approval of Proposal No. 3, Proposal No. 6 was not voted upon at the Meeting, as originally described in the Company’s Proxy Statement.

Amended and Restated Compensation Policy

At the Meeting, among other items, the Company’s shareholders approved an amendment to the current Compensation Policy for the Company’s Executive Officers and Directors (the “Compensation Policy”). The amendment to the Compensation Policy relates to, among other things: (1) the exchange of basic salary and/or accrued and unpaid cash salary given to office holders, with equity-based compensation upon the Compensation Committee and the Board of Directors’ decision and subject to several limitations under the Compensation Policy and under the Israeli Companies Law 5759-1999; (2) increased limits of insurer’s liability per claim as set under the Company’s insurance policy; (3) recoupment in accordance with the Company’s Recoupment Policy; and (4) the ability to adopt, from time to time, an Employee Stock Purchase Plan, or any similar plan (and to amend such plans).

The foregoing description of the Compensation Policy is qualified in its entirety by reference to the Amended and Restated Compensation Policy filed as Exhibit 99.1 hereto and incorporated herein by reference.

Amended and Restated Articles of Association

At the Meeting, among other items, the Company’s shareholders also approved the cancelation of the Company’s ordinary shares’ nominal value, and the amendment of the Company’s Amended and Restated Articles of Association (the “Articles”) to reflect the same. The amendment to the Articles became effective at the Meeting and immediately after shareholders’ approval. After giving effect to the cancelation of the nominal value of the Company’s ordinary shares, the authorized share capital of the Company, as set in the Company’s Amended and Restated Articles of Association, are divided into 50,000,000 ordinary shares, no par value per share.

The foregoing description of the Amended and Restated Articles of Association, as amended, is qualified in its entirety by reference to the Amended and Restated Articles of Association filed as Exhibit 99.2 hereto and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K (this “Report”), including its exhibits, is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-269869 and 333-274343) and Registration Statement on Form F-3 (File No. 333-274841), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated Compensation Policy for the Company’s Executive Officers and Directors.
99.2	Amended and Restates Articles of Association of the Company, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: September 26, 2024	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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